UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 02, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS EXTRAORDINARY MEETING

HELD ON SEPTEMBER 26, 2012

Date, Time and Place: Held on September 26th, 2012, at 09:00 a.m., by teleconference, at the Company’s headquarters located at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: All members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Board: Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the Company’s Bylaws, approve (i) the equity investment in other company; (ii) the negotiation for possible establishment of a joint venture, by and between the Company and Ensyn Corporation (“Ensyn”); (iii) the appointment of a member and the respective alternate to compose the Board of Directors of Ensyn; and (iv) authorize the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i)            Approve the proposal of the acquisition, by the Company, of corporate interest in Ensyn, a company with headquarters in Delaware, that generates renewable fuel (biofuel) and bio-products, using the pyrolysis technology. Therefore, approve the execution of a Memorandum of Understanding, between the Company and Ensyn, which shall provide the principal terms and conditions of referred acquisition of shares issued by Ensyn, including, but not limited, to the total amount of UD$ 20,000,000.00 (twenty million dollars) investment.

(ii)           Approve the negotiation for establishment of a joint venture, by and between the Company and Ensyn.

(iii)          Also, approve the appointment, by the Company, of a member to compose the Board of Directors of Ensyn, and the respective alternate, as follows:

Vinicius Nonino, Brazilian Citizen, married, businessman, bearer of ID card RG no. 20664102, of SSP/SP, enrolled with the CPF/MF under no. 138.815.728-48, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908, as member of the Board of Directors of Ensyn; and

Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6, of SSP/SP, enrolled with the CPF/MF under no. 057.846.538-8, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908 as alternate member of Mr. Vinicius Nonino.

(iv)          Authorizes the Board of Executive Officers, to sign all and any documents and to execute all and any necessary acts to accomplish the acquisition of corporate interest and establish a joint venture, referred in (i) above, including the execution of Memorandum of Understanding with Ensyn.

Closure: There being nothing more to address, the meeting was closed to draft these minutes, which were read, found accurate, approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, September 26th, 2012.

We hereby certify that this is a true copy of the minutes of the Extraordinary Meeting of the Board of Directors held on September 26th, 2012 recorded at the proper book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO